March 16, 2010

United States Securities and Exchange Commission

Mail Stop 3030

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Response to Comments on Mesa Laboratories, Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed June 29, 2009
File No. 0-11740

Gentlemen and Ladies:

We have reviewed your comments regarding our Form 10-K filing referenced above, and offer our following responses.

Marketing and Distribution, page 5

1.                                      You have pointed out that one customer during the fiscal year ended March 31, 2009 accounted for 14% of revenue and 12% of accounts receivable asking how this was identified.  This customer’s contributions to revenues and accounts receivables were identified through an analysis and ranking of all customer revenues for that fiscal year.  Your question on disclosure of a customer contract as an exhibit is not applicable since there has not been a contract proposed or executed with this customer.

Notes to Financial Statements, page 28

Note 10 Segment Data, page 39

2.                                      You have questioned whether we meet aggregation criteria as outlined in FASB ASC 280-10-50-11 as this relates to segment reporting within our operations.  Mesa Labs currently manufactures and sells electronic measurement instruments and disposables, which are manufactured in two separate plants.  Currently, management views Mesa Labs operations as a single entity manufacturing and selling instruments and disposables utilized for quality control in various industries including medical, pharmaceuticals and food processing.  With very limited exception our products attain gross profit margins of 50 percent or better.  We describe our products by product family groupings which you have noted in your comments.  Due to the overlap in markets that these various products share we utilize a single marketing staff and management for all products.  Some of our sales people are specialized on certain products, while others overlap and sell multiple lines.  This also occurs frequently in our outside distributor network with a number of our international distributors selling both electronic and disposable products.  Our research and development staff works across all products and we do not track costs within this expense category by either project or product family.  Other than a plant manager and one accounting staff all administrative functions for all products is performed by our administrative staff at our headquarters in Colorado.  Again, we do not track or allocate costs of these activities by products.  Our accounting staff is located in Colorado and almost all clerical and all management of this function is performed by this staff in a single company account structure.

To summarize, the company operates and manages itself as a single unit due to the similar gross margin levels of our products and the common characteristics of our end users.  Most of our end users operate in regulated industries and utilize our products for quality control purposes.  We do not track either operating profits or net profits at any product or product family level either internally or externally.  The products we produce are targeted at quality control applications, and therefore our marketing, R&D and administration covers all products.  For these reasons, we do not believe that segment reporting by products would be applicable to our situation.

3.                                      You have called for us to provide you and revise our future filings to include the disclosures outlined in FASB ASC 280-10-50-40.  As described in the above point 2., our products are focused on quality control applications for food, pharmaceutical and medical applications, and we believe they are a single segment and properly disclosed.

Form 10-Q for the Quarter Ended June 30, 2009

Exhibit 31

4.                                      You have asked for additional language including introductory language from paragraph 4 of management’s internal control report as well as the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K for our Form 10-Q’s for the quarters ending June 30, 2009, September 30, 2009 and December 31, 2009.  We will amend these filings to correct this error.

5.                                      You have also noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the individual and replaces the term “report” with “quarterly report.”  You have requested that we refrain from using the titles at the beginning of the certification and use the term “report” in future filings, and we will comply with this request.

Form 10-Q for the Quarter Ended December 31, 2009

Financial Statements

Note B. Acquisition of Product Line, page 9

6.             You have asked certain questions regarding the Torqo I, Torqo II and Smart Bottle products that we acquired during our fiscal third quarter ended December 31, 2009. These products were acquired on December 18, 2009, and the full value paid for the acquired products was $2,658,000.  As disclosed in our Form 10-Q filing for the quarter ended December 31, 2009, we had not completed our valuation of the assets acquired and purchase price allocation as of the Form 10-Q filing date.  We are in the process of finalizing the valuation and purchase price allocation and will provide a break out of specific intangibles acquired and all other business combination disclosures in our next periodic filing, which is our Form 10-K.

Our significance testing yielded the following results when compared to our last audited financial statements for March 31, 2009.  In our purchase of the product lines from Vibrac LLC, we were purchasing products that accounted for approximate 85 percent of sales.  The products not acquired were relabeled versions of the products acquired utilized for non-bottle cap torque testing applications, and it was determined that these products would have contributed equally to profitability.  For simplicity, the numbers used for our testing represent assets and profitability for the whole company.  Total assets for Vibrac LLC at December 31, 2008 (their last full year financials available) of $792,000 compared to Mesa Laboratories, Inc. Total assets of $29,614,000 at March 31, 2009 were 2.7 percent.  Acquisition price of $2,658,000 compared to Mesa Laboratories, Inc. total assets of $29,614,000 was 9.0 percent.  We compared Vibrac LLC operating income at December 31, 2008 of $141,000 to Mesa Laboratories, Inc. net income at March 31, 2009 of $4,790,000 which yielded 2.9 percent.  Due to these test results it was determined by Mesa Laboratories, Inc. management that audited financial statements for Vibrac LLC were not required to be filed.

Per your request we acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these answers will clarify our operations as they pertain to our financial disclosures.  All necessary corrections will be made in a timely manner.  If you have any further questions or comments regarding the foregoing, please contact the undersigned.

Best regards,

/s/ Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.
303-987-8000 X105